June 21, 2007

Room 4561

Mr. Michael Eggers
Senior Vice President and
Chief Financial Officer
RealNetworks, Inc.
2601 Elliott Avenue, Suite 1000
Seattle, WA 98121

  Re: **RealNetworks, Inc.**
    Form 10-K for the Fiscal Year Ended December 31, 2006
    Filed March 1, 2007
    Form 8-K Filed February 14, 2007
    File No. 000-23137

Dear Mr. Eggers:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

           Sincerely,

           Mark Kronforst
           Accounting Branch Chief